2288 – 1177 W Hastings Street, Vancouver, BC. V6E 2K7 Canada

T +(604) 687-6263 F +(604) 687-6267

www.minefinders.com

Minefinders

Corporation Ltd.

Ms. Jill S. Davis	September 14, 2007

Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

Re:	Minefinders Corporation Ltd.
Form 40-F for Fiscal Year Ended December 31, 2006
Filed March 29, 2007
File No. 1-31586

Dear Ms. Davis,

We received your comment letter dated September 6, 2007 regarding our financial statements on Form 40-F for the year ended December 31, 2006. Our response to those comments is as follows:

Financial Statements

Note 13 - United States Generally Accepted Accounting Principles, page 21

(a) Mineral exploration expenditures, page 21

1.

We note your response to our prior comment number four. Please explain why you believe the costs incurred related to condemnation drilling should be capitalized under US GAAP. Please also clarify the timeline associated with these costs including whether or not a final feasibility study was complete when the costs were incurred.

Drilling and assaying costs recorded to development and capitalized under US GAAP relate primarily to condemnation drilling and assaying but also include geotechnical and water drilling associated with the construction of the Dolores mine. We believe these and related development costs meet the criteria in the definition of an asset under Statement of Financial Accounting Concepts No. 6, “Elements of Financial Statements” (“CON 6”) and should, therefore, be capitalized under US GAAP. Specifically, paragraph 26 of CON 6 defines the essential characteristics of an asset as (a) it embodies a probable future benefit that involves a capacity, singly or in combination with other assets, to contribute directly or indirectly to future net cash inflows, (b) a particular entity can obtain the benefit and control others' access to it, and (c) the transaction or other event giving rise to the entity's right to or control of the benefit has already occurred.

We believe criteria (b) and (c) are clearly met given the mine is currently under construction pursuant to a bankable feasibility study. We believe criterion (a) is met in that the costs are incurred as part of the overall construction related costs in building the mine as contemplated in the bankable feasibility study.

The Board of Directors of the Company approved the construction of a mine at the Dolores property on February 23, 2006 based on a bankable feasibility study previously received by the Company from the independent engineering firm, Kappes, Cassiday and Associates. All drilling and assaying costs recorded as development and capitalized under US GAAP in the 2006 year end financial statements were incurred subsequent to that date.

2.

In addition, certain aspects of your response to our prior comment number four remain unclear. Please clarify if drilling and related costs incurred to convert existing mineral resources to reserves are capitalized or expensed under US GAAP.

Drilling and related costs incurred to convert existing mineral resources to reserves are recorded as exploration costs and charged to operations under US GAAP.

3.	Please clarify if drilling and related costs associated with identifying new inferred mineral resources at existing development or production stage projects are capitalized or expensed under US GAAP.

Drilling and related costs associated with identifying new inferred mineral resources for our Dolores development stage property are recorded as exploration costs and charged to operations under US GAAP.

Subsequent to your review, should you have any questions or further comments on our responses above, please contact me directly at 604-687-6263 (extension 111) or by email at greg@minefinders.com.

Sincerely,

/s/ Greg D. Smith

Greg D. Smith, CA

Chief Financial Officer

Minefinders Corporation Ltd.

2